Stradley Ronon Stevens & Young, LLP

Suite 2600

2005 Market Street

Philadelphia, PA  19103-7018

Telephone  215.564.8000

Fax  215.564.8120

www.stradley.com

Michael D. Mabry

MMabry@stradley.com

215.564.8011

June 3, 2011
Via EDGAR Transmission

Ms. Laura Hatch
Division of Investment Management
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	EGA Emerging Global Shares Trust (the “Trust”)
File Numbers 333-155709; 811-22255

Dear Laura:

We are writing in response to your comments to the post-effective amendment (“Amendment”) to the Trust’s Registration Statement filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), on behalf of the various new series of the Trust included in the Amendment (each, an “ETF”), which you provided during our telephone conversation on April 25, 2011.  We intend to respond in the form of a post-effective amendment filed pursuant to Rule 485(b) under the Securities Act on June 8, 2011.

We have reproduced your comments in italics below, followed by our responses.  Page references are to the original Amendment on which you commented.  Comments have been applied to each ETF to the extent applicable.

Prospectus

Page	Comment

Cover	Confirm that ticker symbols will be included on the cover page of the prospectus.

NYSE Arca ticker symbols and CUSIP numbers will be included on the cover page under the column labeled “NYSE Arca”.

Philadelphia, PA ● Malvern, PA ● Harrisburg, PA ● Wilmington, DE ● Cherry Hill, NJ ● Washington, DC

A Pennsylvania Limited Liability Partnership

Ms. Laura Hatch
June 3, 2011

State whether the ETFs are operating under the generic listing standards for ETFs on NYSE Arca.

The ETFs are operating under the generic listing standards of NYSE Arca Rule 5.2(j)(3).

1	Remove the word “generally” from the investment objective.

We have made this change.

Define the Underlying Index specifically for each ETF.

For each ETF, we have defined the applicable index as “[Industry] Underlying Index”, e.g., “Financial Underlying Index.”

Clarify whether advisory and sub-advisory fees are paid directly by the ETF.

In the fee table, “Management Fees” includes both of the fees that are charged separately to each ETF by the investment adviser and the sub-adviser pursuant their separate agreements directly with the Trust.

Describe the kinds of equity securities in which the ETF invests.

The equity securities in which each ETF invests are primarily common shares or their local equivalent. We have modified disclosure to each summary prospectus to state:

“The Fund seeks to achieve its investment objective by attempting to replicate the portfolio of the [Industry] Underlying Index through investments in equity securities, including common shares traded on local exchanges, American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”).”

2	Describe how the index determines whether a company belongs within a particular industry.

We have added the following disclosure to the statutory prospectus:

“Each Underlying Index is comprised of publicly traded firms in their corresponding sectors.  In determining whether a publicly traded firm belongs to a specific sector, each Underlying Index relies on the INDXX Sectoral Classification System (“INDXXSC”), which is a detailed structure to classify companies as per the sector and subsectors.  The process allocates companies to the sectors whose definition most closely describes the nature of its business.  The process analyzes the company based on its business model, source or majority of revenue, and projected business plan to determine its relevant sector.”

Ms. Laura Hatch
June 3, 2011

In the heading for concentration risk, describe the applicable industry.

We have made this change.

3	In the heading for country risk, state the name of the applicable country and expand the disclosure of the risk.

We have made this change.

Move the description of Mr. Kang’s title at the Sub-Adviser to the statutory prospectus.

We have made this change.

37	Define “high income” and “low beta.”

We have revised the description of the applicable indexes as follows:

“The India HILB Underlying Index is a dividend yield weighted stock market index comprised of a representative sample of 30 Indian companies that INDXX, LLC determines to have a low correlation to (i.e., low beta), and a greater dividend yield than (i.e., high income), the BSE SENSEX Index in India.”

“The HILB Underlying Index is a dividend yield weighted stock market index comprised of a representative sample of 30 emerging markets companies that INDXX, LLC determines to have a low correlation to (i.e., low beta), and a greater dividend yield than (i.e., high income), the MSCI Emerging Markets Index.”

45	For Emerging Markets Food & Agriculture ETF, describe the circumstances under which the ETF will invest in a wholly owned Mauritius company.

We have revised the applicable paragraph as follows:

“Based on the number of Indian securities that are included in the Food and Agriculture Underlying Index, the Fund may invest its assets in a wholly owned subsidiary in Mauritius (the “Subsidiary”), which in turn, invests at least 90% of its assets in Indian securities, and to some extent ADRs and GDRs.  This investment structure enables the Fund to obtain benefits under a tax treaty between Mauritius and India.”

Ms. Laura Hatch
June 3, 2011

47	State each ETF’s investment objective and whether it may be changed without shareholder approval.

We have added the following disclosure to the beginning of the statutory prospectus under the heading “Investment Objectives”:

“The investment objective of each Fund is discussed in the summary section of this prospectus.  Each investment objective is considered non-fundamental and subject to 60 days’ advance written notice, and may be changed by the Trust’s Board of Trustees (the “Board”) without shareholder approval.”

In the section on “Concentration,” clarify that the ETFs will concentrate to the same extent as their corresponding underlying indexes.

We have made this change.

56	Clarify that the advisory fee for ALPS Advisors, Inc. is paid directly by the Trust separately from the sub-advisory fee for Emerging Global Advisors, LLC.

We have made this change.

Statement of Additional Information

9	Remove “physical” from the fundamental investment restriction on commodities.

We have made this change.

10	State whether the Board has a lead independent trustee and, if not, why not.

The SAI states:

“Because of the ease of communication arising from the relatively small size of the Board and the small number of independent Trustees, as well as the relatively recent commencement of operations of the Trust, the Board has determined not to designate a lead independent Trustee at this time, although it will revisit this determination regularly.”

16	State expressly the assets under management that Mr. Kang manages and whether Mr. Kang manages any accounts with a performance fees.

The SAI now states:

“For his services as a portfolio manager of the Funds, Richard C. Kang receives an annual salary from EGA.  As of March 31, 2011, Mr. Kang managed 9 Funds that are series of the Trust and have investment strategies of replicating an underlying index.  The 9 Funds managed by Mr. Kang had approximately $524 million in total assets under management as of March 31, 2011.  None of the Funds are subject to a performance fee.  Mr. Kang does not manage any other accounts.”

Ms. Laura Hatch
June 3, 2011

25	State whether Rule 22c-2 is applicable to the redemption transaction fee.

The Board has determined that, as ETFs, redemption fees are not necessary or appropriate pursuant to Rule 22c-2.  The ETFs do, however, charge a transaction fee to authorized participants upon redemption.  This transaction fee is described in the Notice dated April 9, 2008 in connection with the Order issued to ALPS Advisors, Inc., which states in Paragraph 9 under “Applicant’s Representations”:

“A redeeming investor will be subject to a Transaction Fee, calculated in the same manner as a Transaction Fee payable in connection with purchases of Creation Unit Aggregations.”

Supplemental Responses to Comments on Mauritius Companies

We note at the outset that the Trust operates its wholly owned Mauritius subsidiary companies (“Mauritius Companies”) in reliance on the Staff’s no-action position in South Asia Portfolio (March 12, 1997) with respect to Sections 7(d) and 12(d)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”).  Several of your comments request additional representations or requirements that are similar to those imposed on master-feeder funds but are not required by that no-action letter.  These additional  comments do not appear to have been implemented by other registrants operating wholly owned Mauritius subsidiaries.1

As discussed in more detail below, the requirements applicable to master-feeder funds have not historically been imposed by the Staff on funds’ use of Mauritius companies to invest in India.  That is because the Staff’s no-action positions with respect to Sections 7(d) and 12(d)(1)  have consistently recognized that, unlike a feeder fund for an offshore master fund, Mauritius companies are not used by funds to engage in indirect distributions of  foreign investment vehicles in the United States, but rather to serve as an investment conduit through which a registered fund can invest efficiently in India.  Accordingly, we believe that the imposition of these additional master-feeder requirements are inappropriate in the context of the ETFs’ use of Mauritius Companies and do not provide any additional protection to investors.

1
We are concerned that using the registration statement comment process to implement significant changes to established no-action positions, rather than other means available to the Staff that would apply equally to all registrants, will result in an arbitrary application of these comments to the disadvantage the Trust vis-à-vis its competitors, but provide no additional protection to investors.

Ms. Laura Hatch
June 3, 2011

1.	Is approval of the investment advisory agreements for the Mauritius Companies consistent with the conditions of Section 15(a) of the 1940 Act?

Yes.  Each Investment Management Agreement for a Mauritius Company is approved by the Board of the Trust on behalf of the ETF that is the sole shareholder of the Mauritius Company.  The Investment Management Agreements for the Mauritius Companies provide that Emerging Global Advisors, LLC (“EGA”), the sub-adviser to the Trust, will provide investment management services to the Mauritius Companies at no cost.  Each Investment Management Agreement (a) has a duration of more than two years from the date of execution so long as continuation is approved by the Trust’s independent trustees, (b) may be terminated on 60 day’s notice by the ETF as sole shareholder of the applicable Mauritius Company, and (c) terminates automatically in the event of an assignment (which the Trust interprets consistent with the 1940 Act).

2.	Does the composition of the board of each Mauritius Company comply with Sections 10 and 16 of the 1940 Act?

Yes.  A majority of the board of each Mauritius Company are not “interested persons” of the Trust or the Mauritius Companies, as that term is defined in Section 2(a)(19) of the 1940 Act.  All of the directors of each Mauritius Company (the “Mauritius Company Directors”) were elected by the Board of the Trust on behalf of the applicable ETF that is the sole shareholder of the Mauritius Company.

3.	The Mauritius Company Directors should sign the registration statement for the Trust.

Because the Mauritius companies are structured as an investment conduit that facilitates a registered fund’s ability to invest efficiently in India, not as part of a distribution scheme for an offshore investment vehicle, we believe that Rule 140 under the 1933 Act does not apply to the ETF’s investments through the Mauritius Companies, and therefore the Mauritius Company Directors should not be required to sign the registration statement of the ETFs.  We also believe that imposing this requirement does not provide any meaningful or additional protection to the ETFs’ shareholders.

As stated above, the Trust operates the Mauritius Companies in reliance on the Staff’s no-action position in South Asia Portfolio with respect to Sections 7(d) and 12(d)(1) of the 1940 Act.  Accordingly, the Mauritius Companies do not register as investment companies pursuant to Section 7(d).  More importantly, based on the no-action position with respect to Section 12(d)(1), the ETFs do not comply with the requirements that have historically been extended to master-feeder arrangements, including the extension of Rule 140 to require directors of a master fund sign the feeder funds’ registration statement.  See, Letter from Richard Breeden to the Hon. John Dingell (April 15, 1992) including the report of the Division of Investment Management, “Committee on Energy and Commerce U.S. House of Representatives, Hub and Spoke Funds: A Report Prepared by the Division of Investment Management”  (the “Dingell Report”).

Ms. Laura Hatch
June 3, 2011

There is an obvious reason why these master-feeder requirements have historically been considered by the Staff as irrelevant to disregarded conduit arrangements such as the Mauritius Companies.  As described in the Dingell Report, feeder funds are designed to provide distribution to the underlying master fund.  By contrast, the ETFs are not established to indirectly distribute shares of the Mauritius Companies; instead, the Mauritius Companies are established by the ETFs solely to achieve tax efficiencies when investing the ETFs’ assets in India, without regard to any distribution considerations.  Indeed, if the ETFs could efficiently invest in India directly, they would immediately dispense with the significant cost and administrative burden of establishing and maintaining the Mauritius Companies.  The use of Mauritius Companies as a conduit for tax-efficient investment in India is therefore distinguishable from master-feeder distribution structures, and the requirements addressing that particular distribution structure do not make sense in the context of an investment conduit like the Mauritius Companies.

Specifically, Rule 140 is designed to prevent indirect distributions that might otherwise circumvent the definition of “underwriter” in Section 2(a)(11) of the 1933 Act.  This Rule is applicable to master-feeder funds because feeder funds are expressly constructed to facilitate the distribution of the master fund.  However, the representations in South Asia Portfolio plainly distinguish the role of the Mauritius subsidiaries as investment conduits that are not engaging in prohibited distributions of foreign investment companies in contravention of Section 7(d), thus rendering Rule 140 inapplicable.  The ETFs and the Mauritius Companies comply with the representations in South Asia Portfolio, including the representations that:

•
the purpose of the proposed structure is to create an entity through which the fund would invest in equity securities of Indian companies, rather than to create a foreign investment vehicle to be marketed to U.S. investors;

•	the fund is the sole beneficial owner of the Mauritius company, and will liquidate the Mauritius company should any other person acquire a beneficial interest in it;

•	the fund controls the decision-making process of the Mauritius company, and the fund’s adviser makes all of the Mauritius company’s investment decisions;

•
the Mauritius company is used only as a vehicle for the fund’s investment in securities of Indian companies, and investors are able to disregard the Mauritius company in considering the value of their investments;

•	the fund’s financial statements are prepared, and the fund’s net asset value is calculated, as though the investments owned by the Mauritius company were owned directly by the fund;

•
the use of Mauritius companies is expected to result in substantial net savings for fund shareholders because of the reduction in Indian taxes, but if net savings do not arise, the Mauritius company will be dissolved; and

Ms. Laura Hatch
June 3, 2011

•	the fund is deemed to own holdings of the Mauritius company for purposes of compliance with the fund’s diversification requirements and investment policies.

Despite a facile resemblance to master-feeder funds because they both use a two-tier structure, the representations in South Asia Portfolio establish that a Mauritius company structure (unlike a master-feeder structure) is not designed to distribute a foreign investment vehicle in the United States, but rather to serve as an investment conduit through which the registered fund can invest more efficiently in India.  Accordingly,  South Asia Portfolio did not impose the requirement stemming from Rule 140 that the directors of the Mauritius subsidiaries sign the parent fund’s registration statement.

While South Asia Portfolio did not explicitly consider Rule 140, Man-Glenwood Lexington (April 30, 2004) did.  See Staff Reply at nn. 3 and 9.  In that 3-tiered fund arrangement, the bottom-tier registered master fund signed the top-tier fund’s registration statement, but the “conduit”  middle-tier offshore fund did not.  The Staff granted no-action relief under Section 7(d) for the offshore fund’s offer and sale of securities to the top tier fund – despite explicitly considering Rule 140 – based in part on representations that the offshore fund was a “mere conduit.”  The Staff also referred to South Asia Portfolio in that letter as a “similar [context] involving a non-U.S. investment company acting as a conduit.”  Man-Glenwood, Staff Reply at n. 10.    See also, Alternative Investment Partners Absolute Return Fund STS (July 10, 2006), Incoming Letter at n. 11 (no-action relief granted for offer and sale of offshore fund securities to registered top tier fund in the presence of potential issues under Rule 140 where, unlike the Mauritius Companies, the offshore fund would also issue shares to non-US investors).

The Commission issued an exemptive order to Nicholas-Applegate Capital Management (“Nicholas-Applegate”) for a structure employing a Mauritius company that was much more similar to a traditional master-feeder structure.  Notice, Release No. IC – 25876 (Dec. 23, 2002); Order, Release No. IC – 25906 (Jan. 21, 2003).  There, a number of registered funds would invest in a single Mauritius company, together with certain pension plans and separately managed accounts, and Nicholas-Applegate was to receive an administration fee from the Mauritius company based on the assets under management attributable to the Mauritius company.  While the Mauritius company was required to comply with a number of provisions under the 1940 Act, there was no requirement that the directors of the Mauritius company sign any of the registered funds’ registration statements.

We believe that the Staff’s established position of not requiring Mauritius company directors sign a parent fund’s registration statement is based in part on the recognition that it does not provide any additional protection to investors.  Section 11(a)(1) of the 1933 Act permits a purchaser of a security to sue any person who signed the registration statement for the security if the registration statement contained a material misstatement or omission.  We believe that a Mauritius Company Director would be considered an “outside director” for purposes of Section 11(f)(2)(A), however, and therefore their liability would be determined in accordance with Section 21D(f) of the Securities Exchange Act of 1934, as amended (the “1934 Act”).  Section 21D(f)(2)(a) provides that “[a]ny covered person against whom a final judgment is entered in a private action shall be liable for damages jointly and severally only if the trier of fact specifically determines that such covered person knowingly committed a violation of the securities laws.”  Under Section 21D(f)(10)(C)(ii), an “outside director” is a “covered person” in private actions under Section 11.  Such a “covered person” can only “knowingly commit a violation of the securities laws” with respect a material misstatement or omission if, under Section 21D(f)(10)(A)(i)(I), “that covered person makes an untrue statement of a material fact, with actual knowledge that the representation is false, or omits to state a fact necessary in order to make the statement made not misleading, with actual knowledge that, as a result of the omission, one of the material representations of the covered person is false.”

Ms. Laura Hatch
June 3, 2011

In keeping with the status of the Mauritius Companies as investment conduits, the Mauritius Company Directors do not participate in the preparation of the Trust’s registration statement or provide any material information, disclosure or other statements for inclusion in it.  The Mauritius Company Directors are also not involved in the investment program of the Mauritius Companies, which is instead exclusively managed by EGA in accordance with the sole parent ETF’s investment objectives, policies and restrictions.  It is therefore difficult to conceive of a situation in which the Mauritius Company Directors would be in a position to make any material statement for inclusion in the Trust’s registration statement, much less a knowing material misstatement or omission.  It is therefore equally unlikely that they would ever be apportioned liability under Section 21D(f) of the 1934 Act in connection with litigation arising under Section 11 of the 1933 Act.  As such, requiring the Mauritius Company Directors to sign the registration statement does not provide any meaningful additional protection to the Trust’s investors.

This further underscores the significant difference with a master fund, which is the locus of the investment program for the master-feeder distribution structure and whose board is actively involved in establishing and overseeing its investment program.  The prospectuses for the feeder funds, which are primarily passive distribution vehicles, disclose the investment objective, polices, and restrictions of the master fund.  In this context, it makes sense to extend Section 11 liability through the feeder fund to the master fund board, which actually establishes and oversees the structure’s investment program.  But it is important to note that this master-feeder structure is the exact opposite of the structure used for the ETFs and the Mauritius Companies, where the investment objectives, policies and restrictions that apply to the Mauritius Companies are all established by the Trust’s Board through its parent ETF.  The Mauritius Companies do not have any influence on their parent ETFs’ investment objectives, policies or restrictions, and do not contribute any material disclosure to the Trust’s registration statement. It therefore serves no purpose – and certainly does not provide any additional protection to investors – to requires the Mauritius Company Directors to sign the Trust’s registration statement.

Based on the foregoing, we respectfully request that the Staff withdraw its request to have a majority of the Mauritius Company Directors sign the registration statement of the Trust.

Ms. Laura Hatch
June 3, 2011

4.	Are the Mauritius Companies’ financial statements included in the financial statements of the applicable ETF?

Yes. Each ETF’s financial statements are prepared as though the investments owned by the applicable Mauritius Company were owned directly by the ETF.

5.	Do the Mauritius companies comply with:

a.	Section 8 of the 1940 Act with respect to investment policies;

Yes.  EGA’s Investment Management Agreement with the Mauritius Companies requires EGA to manage the Mauritius Companies in accordance with the investment objectives and policies set forth in the applicable ETF’s prospectus and SAI.

b.	Section 17 with respect to transaction with affiliated persons and custody;

Yes.  EGA’s Investment Management Agreement with the Mauritius Companies prohibit it from engaging in affiliated transactions on behalf of the Mauritius Companies.  Each Mauritius Company uses the same foreign sub-custody network as those used by the Trust.

c.	Section 18 with respect to capital structure and leverage?.

The Mauritius Companies do not engage in leverage.  The Mauritius Companies issue Preference Shares (the equivalent of common shares) to the corresponding ETF as the sole shareholder.  Based on advice of local counsel as required by Mauritius law, the Mauritius Companies also issue to the corresponding ETF as sole shareholder subordinated Management Shares.  The Management Shares have no voting rights, receive no dividends and are not entitled to any distribution of assets in the event of a winding up of the Mauritius Company.  We have been advised by local counsel that the function of the subordinated Management Shares are to administer the winding up of the Mauritius Company in the event that all the Preference Shares have been redeemed.  Because the Management Shares do not have any preferences over the Preference Shares, are required by Mauritius law and represent less than 0.5% (in fact, 0%) of the Mauritius Company’s voting securities, we believe this capital structure conforms to Section 18.

6.	Are the expenses of the Mauritius Companies included in the fee table?

Yes. The expenses of the Mauritius Companies are included in each corresponding ETF’s “Other expenses.”  Because the costs are borne directly and not indirectly, and in keeping with the disregarded entity treatment required by South Asia Portfolio, the expenses of the Mauritius entities are not listed separately under “Acquired Fund expenses.”

Ms. Laura Hatch
June 3, 2011

7.	Are Investments by the Mauritius companies subject to the applicable ETF’s limitation on investments in illiquid securities?

Yes, as discussed in the response to 5(a) above.

8.	Have the Mauritius companies and their directors agreed to service of process in the U.S.?

Yes. Robert Holderith, President of EGA, has been designated as their agent for service of process.

* * *

On behalf of the Trust, we acknowledge that: (i) the Trust is responsible for the adequacy of the disclosure in the Registration Statement; (ii) Staff comments on the Registration Statement, or changes to the Registration Statement in response to Staff comments thereto, do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please feel free to contact me at 215-564-8011 if you have any questions or comments.

Very truly yours,

/s/ Michael D. Mabry

Michael D. Mabry

cc:           Robert C. Holderith
Marten S. Hoekstra
James J. Valenti